PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Γ|D1:145|25-3-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

dlw 4/17

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation S.A. held, on Thursday 27 March 2008, the annual presentation to the Analysts for the financial results for the year 2007. The electronic form of the presentation can be found on the Company's web site (www.dei.gr).

Athens, 27 March 2008

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : 5|D1:143|27-3-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 12M 2007 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Press Release of 12M 2007 results (IFRS)

PRESS RELEASE

PPC's CONSOLIDATED 2007 FINANCIAL RESULTS

ATHENS MARCH 27, 2008

- Total Revenues amounted to € 5.15 bil versus € 4.79 bil in 2006, an increase of 7.7%.

- In the 4th quarter of 2007, the negative impact to hydro generation, due to the very low snow and rain fall levels during the year continued causing a severe decrease in hydro generation by 49.8% in 2007, compared to 2006.This decrease, had a negative impact estimated at € 208 m, on the 2007 financial results, compared to the financial results of 2006, due to the substitution of the reduction of hydro generation by "expensive fuels" (natural gas and energy purchases),combined with the fact that in 2007 electricity generation increased by 3.6% compared to 2006.

- Other operating expenses, including lignite, amounted to €517.2m, from €536.1m in 2006, a reduction of € 18.9m (-3.5%), a decrease of approximately 7% per electricity generated MWh.

- EBITDA amounted to € 818.7m, compared to € 739.7m in 2006, an increase of 10.7 %. EBITDA margin reached 15.9%, compared to 15.5 % in 2006.

- Pre-tax profits in 2007, including the net revenue of € 165m from the sale of PPC's share in Tellas S.A., the telecommunications company, amounted to €276.4m compared to €42m in 2006, an increase of €234.4m.

- Net income amounted to €222.3m, compared to €22.1m in 2006, an increase of € 200.2m.

- Capital expenditure amounted to €856.8m compared to €713.3m in 2006, an increase of 20.1%.

- PPC managed successfully the consequences from the intensive and of a long duration summer heat waves, that tested the country's electricity system, while succeeding, in the quick restoration of damages caused by the catastrophic fires that resulted in numerous and significant electrification problems.

More specifically,

REVENUES

Revenues from energy sales increased by € 365.6m (8.2%), from €4,442.6 m in 2006 to € 4,808.2m in 2007, as a result of an increase in the volume of sales by 2.8%, and of annualized average tariff increases of 4.8% in August 2006 and 3.6% in 2007 (April and August) and about 6.4% in December 2007.

In 2006 the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. The scheme in question, differentiated, remains in force during the period 1/8/2007-31/7/2008.

Consequently, €19.4m are deducted from the energy sales revenues above, while no corresponding deduction is recorded in 2006.

OPERATING EXPENSES

Total operating expenses (excluding depreciation) increased by € 287.8m (7.1%), from € 4,047.7 in 2006 to €4,335.5m in 2007, an increase attributed by approximately 80%, to the increase in expenditure for natural gas and energy purchases that, as stated above, substituted the reduced by half hydro generation, compared to 2006. More specifically:

- The increase in natural gas generation (31.9%) resulted in an increase of the relevant expenditure by €105m (20%), from € 524.2m in 2006 to €629.2m in 2007.

- The expenditure for energy purchases, increased by €119.5m (22.8%), from €523,8m in 2006 to €643.3m in 2007, mainly due to the increase of the price of PPC imports, which was not offset by the reduction of imported volumes, as well as due to the injection of larger quantities of electric energy from third parties to the System and the Network by 476 GWH (+4.5%).

Due to the increase in liquid fuel generation (2.1%) and the impact of the increase in liquid fuel prices, by approximately 3.6%, expenditure for liquid fuel, increased by 7.3%, or by € 53.8m, from €733.2m in 2006 to €787m in 2007.

Despite the fact that lignite generation increased by 6.6% between 2006 and 2007 costs for PPC lignite (including payroll, excluding depreciation) increased by 1.7% (€10.3m). Total expenditure for fossil fuels, including third parties lignite and hard coal, increased by €31.9m, an increase of 5.1% from € 624.9m in 2006 to €656.8m in 2007

Total payroll expenses including lignite, increased by 3.7% from €1,367.7m in 2006, to €1,417.8m in 2007. This increase, attributed to the impact of the collective agreement, to seniority salary adjustments and to the increase of the average number of seasonal personnel employed in 2007 compared to 2006, was partially offset by a headcount reduction of 1,606 full time employees, between December 31, 2006 and December 31, 2007.

In 2007, PPC achieved the settlement of its claim from LARCO, a nickel producing company, amounted to € 25.3m, resulting in the reversal of a provision of an equal amount.

Based on the estimation of the actual CO2 emissions during 2007, there will be no deficit in CO2 emission rights for the entire year. Nevertheless, 2007 results have been affected by an expenditure amounting to approximately € 7.4m (€4.9m as a result of the exchange of 2005-2007 CO2 emission rights with CO2 emission rights for the period 2008-2012 and €2.5m expenditure for participating in organizations for the purchase of CO2 emission rights), while 2006 results were impacted by an respective expenditure of a total amount of €13.8m.

FINANCIAL EXPENSES

Due to the significant increase of lending rates between December 31, 2007 and December 31, 2006, the increase in debt to € 3,993.4 m at the end of 2007, from €3,846.8 m at the end of 2006 and the decrease in financial income that is attributed to the change in the fair values of outstanding derivatives as of 31.12.2007, net financial expenses increased to €147.6m in 2007, from €123.2 m in 2006.

PARTICIPATION IN ASSOCIATED COMPANIES

The share of profits in associated companies of € 12.3m in 2007, refers to PPC's participation in LARCO, in which PPC holds a 28.6% stake (profit of €13.2m), in the associated companies of PPC RENEWABLES (profit of €0.3m) and to SENCAP SA. - PPC's joint venture with Contour Global - (loss of €1.2m).

The respective amount in 2006 (profit €2.1m), refers to PPC's participation in LARCO (profit of €9.2m), to Tellas S.A (loss of €7m) and in the associated companies of PPC RENEWABLES (loss of €0.1m).

FULL TIME PAYROLLS

Full time payrolls, excluding personnel assigned to the Hellenic Transmission System Operator (HTSO), were reduced to 24,602 compared to 26,208 at the end of 2006.

The financial information contained in this statement has been prepared according to International Financial Reporting Standards, formerly International Accounting Standards.

Summary Financials (€ mil)

	2007 Audited	2006 Audited	Δ%		2007 Audited	2006 Audited	Δ%
	GROUP				PARENT COMPANY		
Total Revenues	5,154.2	4,787.4	7.7%		5,142.3	4,787.4	7.4%
EBITDA	818.7	739.7	10.7%		818.1	734.8	11.3%
EBITDA Margin	15.9%	15.5%			15.9%	15.3%	
Profit before Taxes & Fin.Expenses (EBIT)	246.7	163.1	51.3%		251.0	163.5	53.5%
EBIT Margin	4.8%	3.4%			4.9%	3.4%	
Net Income	222.3	22.1	905.9%		66.5	49.4	34.6%
EPS (In euro)	0.96	0.10	860%		0.29	0.21	38.1%
No of Shares (m.)	232	232			232	232	
Net Debt	3,724.4	3,755.2	-0.8%		3,892.7	3,759.0	3.6%

Summary Profit & Loss (€ mil)

	2007 Audited	2006 Audited	Δ%	2007 Audited	2006 Audited	Δ%
	GROUP			PARENT COMPANY		
Total Revenues	5,154.2 (1)	4,787.4	7.7%	5,142.3 (1)	4,787.4	7.4%
- Revenues from energy sales	4,808.2	4,442.6	8.2%	4,796.4	4,442.6	8.0%
- Customers incentives	-19.4 (1)	0.0		-19.4 (1)	0,0	
- Revenues from HTSO	295.4	279.8	5.6%	295.4	279.8	5.6%
- Other revenues	70.0	65.0	7.7%	69.9	65.0	7.5%

Total Operating Expenses (excl. depreciation)	4,335.5	4,047.7	7.1%	4,324.2	4,052.6	6.7%
- Payroll expenses, excluding lignite	1,082.7	1,050.3 (2)	3.1%	1,078.7	1,046.7(2)	3.1%
- Lignite	656.8	624.9	5.1%	656.8	624.9	5.1%
-PPC Lignite	612.6	602.3	1.7%	612.6	602.3	1.7%
-Third party fossil Fuels	44.2	22.6	95.6%	44.2	22.6	95.6%
- Total other Fuel Expenses	1,416.2	1,257.4	12.6%	1,416.2	1,257.4	12.6%
- Liquid fuels	787	733.2	7.3%	787	733.2	7.3%
-Natural Gas	629.2	524.2	20%	629.2	524.2	20%
-Energy Purchases	643.3	523.8	22.8%	643.3	533.5	20.6%
- Purchases From the System and the Network	441.8	415.2	6.4%	441.8	424.9	4.0%
-Imports	201.5	108.6	85.5%	201.5	108.6	85.5%
- Transmission System Usage	308.9	285.4	8.2%	308.9	285.4	8.2%
- Provisions	-12.7	28.9	-143.9%	-12.7	28.9	-143.9%
- Expenditure for CO2 emission rights	7.4	13.8	-46.4%	7.4	13.8	-46.4%
- Other operating expenses, (excluding lignite)	258.2	263.2 (2)	-1.9%	250.9	262.0 (2)	-4.2%
- Settlement of PPC's claim to LARCO	-25.3	0.0		-25.3	0.0	
EBITDA	818.7	739.7	10.7%	818.1	734.8	11.3%

EBITDA Margin	15.9%	15.5%			15.9%	15.3%	
Depreciation and amortization	572.0	576.6	-0.8%		567.1	571.3	-0.7%
Profit before Taxes & Fin.Expenses (EBIT)	246.7	163.1	51.3%		251.0	163.5	53.5%
EBIT Margin	4.8%	3.4%			4.9%	3.4%	
Financial Expenses	147.6	123.2	19.8%		147.9	123.3	20.0%
- Net Financial Expenses	154.5	133.0	16.2%		154.8	133.1	16.3%
- Foreign Currency Gains / (Losses)	6.9	9.8	-29.6%		6.9	9.8	-29.6%
Share of Profits (Loss) in associated companies	12.3	2.1	485.7%		-6.2 (3)	35.8 (3)	-117.3%
Pre-tax Profits	111.4	42.0	165.2%		96.9	76.0	27.5%
Net Revenue from the sale of Tellas	165.0 (3)	-			-	-	
Pre-tax profits after the sale of Tellas	276.4	42.0	558.1%		96.9	76.0	27.5%
Profit after tax from continuing operations	222.3	22.1	905.9%		66.5	49.2	35.2%
Profit after tax of disposal group	-	-			-	0.2 (4)	
Net Income	222.3	22.1	905.9%		66.5	49.4	34.6%
EPS (in Euro)	0.96	0.10	860%		0.29	0.21	38.1%

Summary Balance Sheet & Capex (€ m)

	2007 Audited	2006 Audited	Δ%		2007 Audited	2006 Audited	Δ%
	GROUP				PARENT COMPANY		
Total Assets	13,440.4	12,849.3	4.6%		13,368.3	12,936.1	3.3%
Net Debt	3,724.4	3,755.2	-0.8%		3,892.7	3,759.0	3.6%
Total Equity	5,279.9	5,078.4	4.0%		5,208.3	5,158.3	1%

Capital expenditure	856.8	713.3	20.1%		850.3	713.3	19.2%

Based on the net income, PPC's Board of Directors will propose to the shareholders General Assembly a dividend payment of € 0.10 per share.

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 and July 31, 2008.

Specifically, a 5% reimbursement of the total electricity bill for the period August 1, 2006 to July 31, 2007 is provided to customers with an annual consumption of up to 6.000 kWh who reduced consumption, compared to the corresponding previous annual period, by 4% or more, and to customers with an annual consumption of 6,000 kWh - 12,000 kWh who reduced consumption by 6% or more.

As stated above, a similar measure is in effect for the period August 1, 2007 to July 31, 2008, offering a 5% total electricity bill reimbursement to customers with an annual consumption of up to 12,000 kWh who reduce consumption by at least 6%, compared to the consumption of the corresponding previous annual period.

(2) Adjusted for comparison purposes.

(3) The share of profit in associated companies in the financial statements of the Parent Company amounted in 2006 to € 37m (profit) as a result of the valuation of LARCO by an independent valuer and to € 1.2m (loss) which represents the recognition of an impairment loss of two subsidiaries which were under procedures to dissolve their operations and € 30.8m in 2007, as a result of the valuation of LARCO by an independent valuer.
The amount of €165m represents the net revenue from the sale of PPC's share in Tellas S.A., the telecommunications company amounting to €175m, after the deduction of an amount of € 10m, representing PPC's share in the losses of Tellas in the year 2007.

(4) In December 2006, the Parent Company decided to transfer through the procedure of disposal of a group classified as "held for sale", to its wholly owned subsidiary PPC Renewables S.A., fixed assets that are used by the Renewable Energy Sources Sector, by an equal increase of its participation to the subsidiary. The amount of € 0.2m in the financial statements of the Parent Company for 2006 represents the net income of the disposal group.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

"In 2007 we continued the intensification of our efforts for internal financial discipline through the strengthening of a corporate culture for achieving efficiency improvement. In this framework, we achieved a reduction of 7% in other operating expenses per generated MWh, compared to the previous year.

Our challenges in 2008, are achieving additional efficiency improvements and the beginning of the essential implementation of the ambitious investment programme, we announced at the end of 2007."

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 2007, shall be published in the Press, on March 29, 2008.

The financial data and relevant information on the Financial Statements for 2007, as well as the Financial Statements for 2007, on a standalone and on a consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on March 28, 2008 after the closing of the Athens Stock Exchange.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1:144|27-3-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation, in accordance with the Athens Stock Exchange regulations, announces its intention in principle to the following:

- Publication of the Annual Financial Statements, the Consolidated Financial Statements and the Unbundled Financial Statements, for the year 2007: 29 March 2008

- Presentation to the analysts of the Company's financial results for the year 2008: 27 March 2008.

- Annual General Meeting of Shareholders: 12 June 2008

- Ex - dividend date: 25 June 2008.

- Dividend payment for the year 2006 through a bank settlement: 2 July 2008. More details will be provided through a new company announcement at a later date.

Athens, 27 March 2008

END